Mail Stop 4561

April 8, 2009

A.L. Giannopoulos
Chief Executive Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

     Re: MICROS Systems, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2008
             Filed August 29, 2008
             Form 10-Q for Fiscal Quarter Ended December 31, 2008
             Filed February 5, 2009
             File No. 000-09993

Dear Mr. Giannopoulos:

       We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

General

1.   We note that your Form 10-K includes several references to business in Africa, Latin America and the Middle East. We note also that a drop down menu on the "Contact Us" page of your website includes Syria. Sudan, located in Africa; Cuba, a country sometimes included in references to Latin America; and Iran and Syria, countries in the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and

anticipated contacts with the referenced countries, whether through subsidiaries, affiliates or other direct or indirect arrangements. In this regard, we note a September 2005 news item referencing Rotana Hotels' agreement to install your OPERA Enterprise Solution in all of its locations, including properties in Sudan and Syria.

Your response should describe any products you have provided into, or purchased from, the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan or Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with the referenced countries.

Part I

Item 1. Business, page 4

General

3.   We note your reliance on GES Singapore Pte Ltd. with respect to manufacturing, which you highlight in the risk factors on page 17. Please describe your contractual arrangements with this company. Please provide us with your analysis, in quantified terms, as to whether you are required to file any agreements with this company as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and
Issuer Purchases of Equity Securities, page 21

4.   We are unable to locate in your Form 10-K the stock performance graph called or
        by Item 201(e) of Regulation S-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

General

5.   We are unable to locate a separately-captioned section in your filing discussing
        your off-balance sheet arrangements, as called for by Item 303(a)(4) of
        Regulation S-K. Based upon our review, it appears that you do not have any off-
        balance sheet arrangements. Please confirm. In future filings, where you do not
        have any reportable off-balance sheet arrangements, we suggest that you include
        an appropriate statement to this effect. Please see Exchange Act Rule 12b-13 in
        this regard.

Overview, page 22

6.   We note that you have included an overview section of Management's Discussion
        and Analysis, though it is limited to a repetition of information already provided
        in the business section. As a general matter, such an overview should include the
        most important matters on which a company's executives focus in evaluating
        financial condition and operating performance and provide the context for the
        discussion and analysis of the financial statements. In future filings, should you
        choose to retain an overview, please revise the disclosure to provide an executive-
        level discussion of the key themes or other significant matters, both past and
        prospective, with which management is concerned in evaluating company
        performance. Please refer to Section III.A of SEC Release No 33-8350 for further
        guidance. Please note that this comment also relates to your disclosure in the
        Form 10-Q for the quarterly period ended December 31, 2008.

Item 9A. Disclosure Controls and Procedures

Effectiveness of Disclosure Controls and Procedures, page 37

7.   We note your statement that a "controls system cannot provide absolute assurance
        … that the objectives of the controls system are met, and no evaluation of controls
        can provide absolute assurance that all control issues and instances of fraud, if
        any, within a company have been detected." You indicate that your chief

> executive and financial officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-K, but you do not address the design of your disclosure controls and procedures. Please tell us, and clarify in future filings, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement on Schedule 14A, filed on October 17, 2008)

General

8.   We are unable to locate in your Form 10-K, or the portion of your definitive proxy statement incorporated by reference therein, a separately-captioned section containing the disclosure addressing compensation committee interlocks and insider participation, as required by Item 407(e)(4) of Regulation S-K. Please advise.

Compensation Discussion and Analysis

Bonus, page 11

9.   It appears from your disclosure that certain corporate performance targets were material to MICROS's executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses for named executive officers. In this regard, we note that you have provided quantitative disclosure of the corporate performance targets (specifically, budgeted revenue and income before taxes) used in determining annual incentive bonuses for Messrs. Giannopoulos, Kaufman and Patz for fiscal 2008. However, you have not provided quantitative disclosure of the business-level performance targets for budgeted revenue and income before taxes used to determine 2008 annual incentive bonuses for Mr. Jammet and Ms. Kurdle. It appears that you have not provided quantitative disclosure of the terms of these business-level performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction, or advise.

10.   To the extent you have intentionally omitted the target information for Mr.
        Jammet and Ms. Kurdle, please tell us and, as applicable, provide meaningful
        disclosure in future filings describing the level of difficulty or likelihood of
        achieving the undisclosed target levels. Refer to Instruction 4 to Item 402(b) of
        Regulation S-K.

Summary Compensation Table, page 15

11.   The incentive cash bonuses paid to your named executive officers for fiscal 2008
        based upon achievement of certain corporate or business-level performance
        targets appear to have been awarded pursuant to an "incentive plan," as such term
        is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that
        the amounts of such performance-based incentive cash bonuses (but not the
        supplemental discretionary bonuses described in the final paragraph of page 11)
        should be included in the Non-Equity Incentive Plan Compensation column of the
        Summary Compensation Table, instead of in the Bonus column, and that the
        Grants of Plan-Based Awards table should reflect your performance-based cash
        incentive bonus plan.   Please confirm that you will revise your disclosure
        accordingly in future filings, or explain to us why you believe you have provided
        appropriate disclosure of the performance-based incentive cash bonuses awarded
        to your named executive officers for fiscal 2008. See Question 119.02 of our
        Regulation S-K Compliance and Disclosure Interpretations, available on our
        website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

12.   In the second paragraph on page 16, you indicate that the employment agreements
        for Mr. Kaufman, Mr. Patz and Ms. Kurdle each provide that the salary and bonus
        for the applicable named executive officer cannot be reduced from the prior year.
        In future filings, please clarify whether these provisions refer to actual bonuses
        awarded, or only to target bonuses, for the respective named executive officers.
        In addition, consider incorporating this disclosure into your discussion of how
        base salaries and bonuses are determined at the beginning of your Compensation
        Discussion and Analysis.

Director Compensation – Fiscal 2008, page 21

13.   We note that you have omitted from the director compensation table amounts paid
        by the company to Mr. Brown in fiscal 2008, although you have provided a cross-
        reference in the narrative preceding the table to your related transactions
        disclosure regarding Mr. Brown's consulting agreement. Please tell us in this
        regard how you considered Item 402(k)(2)(vii)(F) of Regulation S-K, which
        requires that compensation not properly reportable in any other column, including
        consulting fees, must be included in the All Other Compensation column.

Item 13. Certain Relationships and Related Transactions

Management Indebtedness, Certain Relationships and Related Transactions, page 38

14.   We are unable to locate disclosure of your policies and procedures for the review,
        approval or ratification of transactions with related persons, as called for by Item
        404(b) of Regulation S-K. Please advise.

Part IV

Item 15. Exhibits and Financial Statement Schedules

15.   It appears that you have material lease agreements with respect to the properties
        described in Item 2 of your Form 10-K. Please tell us how you determined that
        the lease agreements were not required to be filed as exhibits pursuant to Item
        601(b)(10)(ii)(D) of Regulation S-K.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

16.   We note that the consent refers to the audit report dated August 29, 2007, but not
        the report dated August 29, 2008. Please advise. Further, we note that you filed a
        Form S-8 registration statement on February 7, 2008 that incorporates all reports
        and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the
        Exchange Act subsequent to the date of the registration statement and prior to the
        filing of a post-effective amendment. Please tell us whether any securities
        remained unsold under this registration statement as of the filing date of this Form
        10-K. If securities remained unsold at that time, please file the consent of your
        auditor for the report on fiscal year ended June 30, 2008 in accordance with Rule
        436(b) of Regulation C.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors that may affect future results, page 22

17.   We note that you have included a section that discusses generally the risks the
        company faces as a result of current market and economic conditions, and that
        you reference the sensitivity of your primary customers in the hotel, restaurant
        and retail industries to the economic downturn. Consider whether you should also
        address such specific factors as the decrease in quarterly revenues from the year-
        earlier period that your results of operations discussion attributes to the slowdown
        in customer demand due to economic uncertainties, as well as how management
        plans to deal with the risks posed by the challenging economic environment. In

future filings, to the extent you include an introduction to Management's Discussion and Analysis, please consider providing an executive-level overview regarding the impact of such developments, to the extent material, for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff

Attorney, at (202) 551-3483 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief